

Mail Stop 3628

June 25, 2008

Via Facsimile and U.S. Mail

Roger Schwed, Esq.
Executive Vice President and General Counsel
United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

> **Re:** **United Rentals, Inc.**
> **Schedule TO-I**
> **Filed June 17, 2008**
> **File No. 005-54791**

Dear Mr. Schwed:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary Term Sheet, page i

What is the purpose of the Offer, page iii

1. We note that on June 10, 2008, you repurchased all of your outstanding shares of Series C and D preferred stock. According to your most recent Form 10-K, we note that your preferred stock is convertible into common stock and that holders of your Series C preferred stock have the right to vote for two directors. Please tell us how you complied with Rule 13e-4. In this regard, please note that Rule

13e-4(h)(1) applies to unilateral demands by an issuer and is unavailable for issuer repurchases made at the option of security holders because it presents an investment decision to the security holder.

Until what time can I withdraw previously tendered shares, page viii

2. We note that conditional exercises of options and warrants and tenders of underlying shares and shares tendered by 401(k) participants may only be withdrawn before July 11, 2008, five days before the expiration date of the offer. Please tell us how these withdrawal rights comply with Rule 13e-4(f)(2)(i), which provides for withdrawal rights at any time during the period that the tender offer remains open.

Procedures for Tendering Shares, page 11

Stock Options, page 14

3. We note that the deadline for submitting instructions regarding the conditional exercise of options and the tender of the underlying shares is on July 11, 2008. Please tell us how this complies with the requirement that the tender offer be open for at least twenty business days. Refer to Rule 13e-4(f)(1)(i).

Source and Amount of Funds, page 24

4. Regarding the Securitization Facility, please revise to identify the parties, the collateral, the total amount available to you and the amount currently outstanding. Refer to Item 1007(d)(1) of Regulation M-A. Please file the loan agreement as an exhibit or confirm that it has already been filed as exhibit (b)(3). Refer to Item 1016(b) of Regulation M-A.

Certain Information Concerning the Company, page 26

5. We note that in the last paragraph on page 26 you state that any statement contained in the "Offer to Purchase… shall be deemed to be modified or superceded… in any subsequently filed document." Please revise this statement since you are not permitted to forward incorporate on Schedule TO.

Interests of Directors, Executive Officers and Affiliates…, page 27

6. Please revise to identify the natural persons with investment power or control over the shares held by Colburn Music Fund.

Transactions and Arrangements Concerning the Shares, page 30

Recent Securities Transactions, page 30

7. Please revise to include the purchase prices for each acquisition. Refer to Item 1008(b)(4) of Regulation M-A.

Financial Information, page 39

8. We note that you have included summary financial information. Please revise to include all of the information described in Item 1010(c) of Regulation M-A. For example, please include income per common share from continuing operations, net income per common share, ratio of earnings to fixed charges and book value per share.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions

cc: Gary Horowitz, Esq.
        Simpson Thacher & Bartlett LLP